NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	August 11, 2022

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that the Company has released the unaudited consolidated interim financial statements and Management Discussion and Analysis for the six months ended June 30, 2022.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

Six months ended June 30	2022	2021
Revenues	$5,833,347	$3,335,838
Gross profit	$2,701,955	$1,402,807
Gross profit margin	46%	42%
Adjusted EBITDA (loss)	$283,486	$(908,621)
Non-cash expenses	$821,165	$157,490
Taxes	$35,900	$128,222
Net income (loss)	$(573,579)	$(1,194,333)
Basic earnings (loss) per share	$(0.01)	$(0.02)

Three months ended June 30
Revenues	$2,869,496	$2,115,352
Gross profit	$1,273,561	$949,292
Gross profit margin	44%	45%
Adjusted EBITDA (loss)	$75,606	$(220,773)
Net Income (loss)	$(519,443)	$(394,220)

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2022 the Company had cash on deposit in the amount of $2,335,812, accounts receivable of $1,764,536, prepaid expenses of $340,978 and inventory of $4,686,704 compared to cash on deposit in the amount of $3,377,464, accounts receivable of $807,009, prepaid expenses of $161,490 and inventory of $5,534,558 as at December 31, 2021.

The Company had no income tax payable as at June 30, 2022 or December 31, 2021.

The working capital position of the Company as at June 30, 2022 was $8,219,641 compared to $8,670,165 as at December 31, 2021.  The healthier working capital position is attributable to the completion of a March 4, 2021 private equity placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources continue to be expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company diminished slightly to $11,481,534 as at June 30, 2022 compared to $12,055,113 as at December 31, 2021.  The Company had no interest-bearing long-term liabilities or debt as at June 30, 2022 or December 31, 2021.

OUTLOOK

The owners and shippers that use rail tank cars are beginning to slowly commit to investment in new tank car equipment demonstrated by a 75% increase in sales volumes in the first six months of 2022 compared to 2021.

Business activity is growing based on the national economic recoveries from the pandemic and manufacturing supply chain disruptions that require rail tank car transportation solutions.  The Company's reliable "100% American-Made" reputation and its proven ability to service customer orders even during the most challenging of times have improved Kelso's reputation.  The Company's market share has grown to exceed 50% of the market volume.

Industry projections indicate that the rail tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  New tank car demand is expected to grow to 9,600 tank cars in 2022 and 11,450 tank cars in 2023.  The anticipated upswing in new build and retrofit activity for ethanol and pressure tank cars combined with a growing number of certified Kelso products are expected to provide new longer-term financial growth opportunities from rail operations.

During the pandemic, Management has been able to navigate the potential negative impacts on the Company's business model and protect the Company's key productive assets.  Kelso has prepared for growth in business activity by way of maintaining larger inventories, retaining key employees, sourcing new equity capital and continuing R&D activities to broaden out product lines.  Management believes that there are significant opportunities to grow from the introduction of new innovative products in both the rail and automotive industries that are emerging from our R&D activities.

The Company continues to research, develop and engineer promising new transportation related equipment.  In the heavily regulated transportation industry, the Company's R&D projects are complex, time consuming and expensive.  The primary purpose of our R&D investments is to advance and elevate the probability of future financial successes from a larger and more diverse product line.  Despite the many challenges imposed by the COVID-19 recession, inflation and compromised supply chain issues Management remains bullish on the potential of all new product developments.  Timing of regulatory approvals and new revenue streams remains unpredictable and certainly not guaranteed to develop at all.  Management continues to assess research discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.

The Company has deployed capital resources sensibly to maintain financial health and liquidity during the pandemic.  The Company's balance sheet remained healthy with available working capital at $8,219,641 as at June 30, 2022.  Current working capital and anticipated sales activity in 2022 is expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future.  With no interest-bearing long-term debt to service and broader sales prospects from a larger product portfolio, Kelso will continue to focus on stronger financial performance on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Scholes option pricing model) and write off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that owners and shippers that use rail tank cars are beginning to commit to investment in new tank car equipment; that the Company's reliable "100% American-Made" reputation and its proven ability to service customer orders even during the most challenging of times have improved Kelso's reputation; that the anticipated upswing in new build and retrofit activity for ethanol and pressure tank cars combined with a growing number of certified Kelso products are expected to provide new longer-term financial growth opportunities from rail operations; that there are significant opportunities to grow from the introduction of new innovative products in both the rail and automotive industries that are emerging from the Company's R&D activities; that current working capital and anticipated sales activity in 2022 is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects of COVID-19 including inflation and short supply chain issues may last much longer than expected delaying business orders from OEM customers; that our development of new products may proceed slower than expected, cost more or may not result in a salable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended;  that regulatory compliance may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users or reduce the potential effects of human error and environmental harm during the transport of hazardous materials;  or grow and sustain anticipated revenue streams; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com